SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 November, 2012

BP TO SELL PACKAGE OF CENTRAL NORTH SEA
ASSETS TO TAQA FOR $1.1 BILLION

BP announced today that it has agreed to sell its interests in a number of central North Sea oil and gas fields to TAQA for $1.058 billion plus future payments which, dependent on oil price and production, BP currently expects will exceed $250 million. The assets included in the sale are BP's interests in the BP-operated Maclure, Harding and Devenick fields and non-operated interests in the Brae complex of fields and the Braemar field.

The sale is subject to third party and regulatory approvals and the companies currently expect the sale to complete in 2Q 2013.

Bob Dudley, BP group chief executive, said: "This transaction is in line with BP's strategy to focus on a smaller number of higher-value assets with long-term growth potential and to continue the simplification of our portfolio with a further reduction of operated infrastructure and wells."

Trevor Garlick, regional president, North Sea, said: "It has made strategic sense for BP and for the buyer to combine our non-operated interests in the Braes and Braemar fields with Harding, Maclure and Devenick. BP continues with a focused investment programme in the UK and Norway, which includes planned capital spending of $10 billion over five years."

With today's announcement, BP has now entered into agreements to sell assets with a value of around $37 billion since the beginning of 2010. BP expects to divest assets with a total value of $38 billion between 2010 and 2013 as it focuses its business around the world on its strengths and opportunities for growth.

Jefferies acted as financial adviser to BP in relation to this transaction.

Notes to Editors:

The base consideration is $1.058 billion of which a deposit of $632 million has been paid. The anticipated future payments of $250 million are expected to be realized over three years.

BP in the North Sea:

     ·        BP is a major investor in the North Sea (UK and Norway) with an extensive portfolio of production from existing reservoirs, new projects under development, and growth potential in undeveloped resources.
  ·        BP's annual North Sea production averages around 200,000 barrels of oil equivalent per day and the company has over three billion barrels of estimated proven and contingent resource available in the region.
        ·        The company employs over 3,000 staff in its North Sea business and operates around 30 oil and gas fields.
        ·        BP-operated producing assets include Clair, Schiehallion, Foinaven and Magnus in the Shetland area; Andrew, ETAP and Bruce in the UK's central North Sea; and Valhall, Ula, and Hod in Norway. The company also operates the Sullom Voe Terminal in Shetland, the CATS gas terminal in Teesside, and the Forties Pipeline System and Kinneil terminal.
        ·        BP plans to invest $10 billion (c £6.7billion) net over the next five years in the North Sea - including major projects in the UK and in Norway.
        ·        Three major projects are currently underway in the UK - Clair Ridge, Quad 204 (Schiehallion), and Kinnoull - and two in Norway - Skarv and the Valhall Redevelopment.
        ·        BP's strategy to focus in the North Sea has already included the sale of the Wytch Farm oil field in Dorset, the Southern Gas Assets and the sale of its non-operated stakes in the Draugen, Alba and Britannia fields. The total value of those assets sold, including this deal, is around $2.8 billion.

Brae complex, Braemar, Maclure, Harding, Devenick

       ·         BP has an equity interest of 27.7% in the Marathon-operated Brae fields, a collection of oil and gas fields -- South, Central, North and West Brae -- which started production in the 1970s, and 33.21% in the Marathon-
                     operated East Brae field and production facility.
       ·         Braemar is a subsea tie-back to the Marathon-operated East Brae platform in which BP owns a 52% interest.
       ·         The Maclure oil field started production in 2002 and was developed via a single subsea gas-lifted well tied back to Maersk's Gryphon Floating Production Storage and Offloading vessel. BP is the operator and owns
                     37.04%.
       ·         Harding has been a quality asset for BP, but it is isolated from the rest of BP's portfolio and will require significant investment and resource to develop its gas reserves. BP's major capital investment programme is focused on other assets from which it can extract greater value in the central and northern North Sea, west of Shetland and Norway. BP owns 70% of Harding and is the operator.
       ·         Devenick, which was brought on-stream in September, is a subsea tie-back to the East Brae platform. Given the inclusion of BP's interest in Braes in this deal it makes strategic sense to include Devenick in the sale package. BP owns 88.7% of Devenick and is the operator.
       ·         The base consideration will be allocated 50% to plant and machinery for tax purposes

Further information:
    ·    BP Aberdeen press office: 01224 83 2030
    ·    BP London press office: 020 7496 4076

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 November 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary